UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD
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SPECIALIZED DISCLOSURE REPORT

TechnipFMC plc
(Exact name of registrant as specified in its charter)

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England and Wales	001-37983	98-1283037
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Subsea Lane Houston, Texas United States of America	77044
(Address of Principal Executive Offices)	(Zip Code)
Davis Stewart
Legal Director, Corporate - Global Sustainability
(281) 591-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________________

Section 1 – Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
In accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934, as amended, TechnipFMC plc (the “Company” and “TechnipFMC”), through a good faith, reasonable country of origin inquiry and subsequent due diligence, as further outlined in the Conflict Minerals Report attached hereto as Exhibit 1.01 for the year ended December 31, 2025 (the “CMR”), evaluated its product lines and determined that certain products that it manufactures or contracts to manufacture may contain tin, tungsten, tantalum, and/or gold originating in the Democratic Republic of the Congo or an adjoining country and are necessary to the functionality or production of such product(s). TechnipFMC determined that these minerals may not have come from recycled or scrap sources.

A copy of this Form SD and CMR are publicly available on the Company's website at www.technipfmc.com.

Item 1.02 Exhibit
TechnipFMC’s CMR is filed as Exhibit 1.01 hereto.

Section 3 – Exhibits
Item 3.01     Exhibits
Exhibit No.     Description of Exhibit
1.01      Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TechnipFMC plc

By: /s/ Cristina Aalders
Date: May 19, 2026	Name: Cristina Aalders
Title: Executive Vice President, Chief Legal Officer and Secretary